April 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

RE:	Great Elm Capital Group, Inc.
Registration Statement on Form S-3
Filed March 27, 2020
File No. 333-237419

Ladies and Gentlemen:

Great Elm Capital Group, Inc. (the “Company”) received the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 9, 2020 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

The response set forth below corresponds with the comment contained in the Comment Letter, which comment we have set forth below in italics for convenience.

Registration Statement on Form S-3

General

1.

This registration statement appears to cover shares representing approximately 73% of your currently outstanding common stock and an even higher percentage of the shares outstanding held by non-affiliates. Also, 13,687,498 of the 18,473,384 shares being registered underlie securities that were sold approximately one month before the date of filing in a transaction that appeared to have significant participation among affiliates. In this regard, we note that the shares being offered by Northern Right Capital Management, L.P., Matthew Drapkin, entities affiliated with Eric Scheyer, and Long Ball Partners, LLC, an affiliate of a registered broker-dealer (i.e., Imperial Capital, LLC), represent approximately 59% of the total number of shares being registered. Given the nature and size of this offering, please provide a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and not a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company has considered the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

primary offering in which selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of up to 18,473,384 shares (the “Shares”) of the Company’s common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

On February 26, 2020, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors, pursuant to which the Company sold (the “Offering”) $30.0 million aggregate principal amount of 5.0% Convertible Senior PIK Notes due 2030 (the “Notes”). The Company received $30.0 million in gross proceeds from the Offering. In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the selling stockholders, pursuant to which the Company granted the selling stockholders customary registration rights with respect to shares of common stock issuable upon conversion of the Notes.

Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities (see, e.g., American Council of Life Insurance, SEC No-Action Letter (May 10, 1983)).

The Company has analyzed the factors set forth in C&DI 612.09 and believes that the sale of common stock being registered is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). The following is a summary of the Company’s analysis of these factors.

How Long the Selling Stockholders Have Held the Shares. The selling stockholders have owned the Notes since their issuance on February 26, 2020 (the “Closing Date”). The selling stockholders have been subject to the full economic and market risks of their entire investment since the date of the issuance of the Notes.

The Notes are convertible, at the option of the selling stockholder, into common stock, par value $0.001 per share (the “common stock”) at a conversion price of $3.4722 per share (or 288.0018 shares of common stock per $1,000 principal amount of Notes) (as may be adjusted pursuant to the terms of the Notes, the “Conversion Price”). On the Closing Date, the closing price of the common stock on the Nasdaq Global Select Market was $2.93 per share. Thus, the Conversion Price was an 18.5% premium to

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

the closing price of the common stock on the Closing Date. Accordingly, there was never a guarantee that the Notes could convert into common stock, especially at a time when the Conversion Price was above the common stock’s market price. In fact, since the Closing Date, the common stock has never traded above the Conversion Price and, as of April 22, 2020, the closing price of common stock on the Nasdaq Global Select Market was $1.90. It is possible that the market price of the common stock never exceeds the Conversion Price, in which case, the Notes most likely would not convert in common stock and would likely be held until maturity.

As of the date hereof, none of the selling stockholders have sold or converted any of the Notes into common stock, nor to the knowledge of the Company is there any reasonable near-term prospect that the selling stockholders would convert the Notes or PIK Notes (as defined below) into common stock (the “Conversion Shares”) due to the economic terms of the Notes. As noted above, there currently is not, and there may never be, an economic benefit to converting the Notes into common stock.

Pursuant to the Registration Rights Agreement, the Registration Statement was required to cover the resale of common stock held by the selling stockholders and their affiliates as of the Closing Date. As of the Closing Date:

•

Entities affiliated with Northern Right Capital Management, L.P. (collectively, “Northern Right Management”) held 2,402,792 shares of common stock, which shares were acquired either on the open market or through the exercise of a warrant beginning at least as early as May 2017. According to Northern Right Management’s Schedule 13D filed on September 26, 2017, Northern Right Management acquired the shares because the relevant shares represented an “attractive investment opportunity.” The Company has been advised by Northern Right Management that Northern Right Management has not sold any shares of common stock.

•

Matthew Drapkin, who is affiliated with Northern Right Management, held 54,411 shares of common stock, which shares were acquired pursuant to equity awards granted to him in connection with his continuous services as a member of the Company’s board of directors since April 2017. Mr. Drapkin has advised the Company that he has not sold any common stock he received pursuant to equity awards granted to him.

•

Entities affiliated with Long Ball Partners, LLC (collectively, “Long Ball”) held 2,319,887 shares of common stock. As disclosed in the Schedule 13G filed by Long Ball with the Commission on April 15, 2019, Long Ball beneficially owned 2,309,832 shares of common stock on that date and, according to Long Ball’s Schedule 13D filed with the Commission on May 6, 2019 (the “Long Ball May 6th 13D”), Long Ball beneficially owned 2,319,887 shares of common stock as of May 6, 2019. According to the Long Ball May 6th 13D, Long Ball acquired the shares of common stock it beneficially owned because the relevant shares represented a “strategic minority interest” in the Company. The Company has been advised by Long Ball that it has not sold any shares of common stock since April 2019.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

The Circumstances Under Which the Selling Stockholders Received the Shares. The selling stockholders received the Notes in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the Notes, the Company entered into the Registration Rights Agreement that provided that the Company would be obligated to file a registration statement no later than March 27, 2020 covering the resale of the Conversion Shares and use its commercially reasonable efforts to have the registration statement declared effective by the Commission as soon as reasonably practicable, but in no event later than August 24, 2020. Such a registration rights agreement is customary in private placements of this nature.

Of the 18,473,384 Shares the Company is seeking to register for potential resale by the selling stockholders, 4,785,886 relate to shares that were previously acquired by certain of the selling stockholders or their affiliates at least nine months prior to the Closing Date (the “Previously-Owned Shares”). Of the 13,687,498 Conversion Shares that may be issuable with respect to the Notes, only 8,640,042 Shares of common stock (approximately 34% of the common stock outstanding as of the Closing Date) would be issued if the Company did not pay interest on the Notes with additional Notes (“PIK Notes”). Moreover, any PIK Notes issued would have the same terms as the Notes, i.e., the conversion price for the PIK Notes would be $3.4722 (subject to customary adjustments) and, thus, like the Notes, the PIK Notes would be out of the money and may never convert into common stock.

The Securities Purchase Agreement contains provisions that are relevant to each selling stockholder’s intent to resell the Conversion Shares. Each selling stockholder represented and warranted in the Securities Purchase Agreement that (i) it was acquiring the Notes for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of the Notes in violation of the Securities Act, (ii) it had no agreement or understanding, directly or indirectly, with any persons to distribute such Notes and (iii) it acquired the Notes in the ordinary course of its business. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholders had any plan to act in concert with a third party to effect a distribution of the Notes or Conversion Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

As described above, Northern Right Management and Long Ball began acquiring common stock no later than May 2017 and April 2019, respectively, which was prior to the time at which either selling stockholder was or could have been deemed to be an affiliate of the Company and prior to the time either were entitled to registration rights. The timing of Northern Right Management’s and Long Ball’s acquisitions, the length of time they have been stockholders of the Company and their respective stated purpose for their acquisitions strongly militate against a conclusion that either selling stockholder acquired their shares of common stock with a view to distribute such shares.

As specifically described in the Registration Statement under the section titled, “Use of Proceeds,” all net proceeds from the resale of the Shares will go to the selling stockholders, and the Company will not receive any part of the proceeds from such resale. Further, the selling stockholders have not entered into any underwriting relationships or arrangements with the Company and have not received any commission or other payment from the Company in connection with the resale of any of its securities. These circumstances are distinct from those involving a primary offering by or on behalf of the Company, where an underwriter would receive compensation for its participation in the offering process.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

The Relationship of the Selling Stockholders to the Company. Prior to their respective acquisitions, none of the selling stockholders had a material relationship with the Company except for, as described herein, (i) Northern Right Management, (ii) Matthew Drapkin and (iii) Long Ball.

As described in the Registration Statement, Northern Right Management and Long Ball are affiliates of Mr. Drapkin and Jason Reese, respectively; Mr. Drapkin, Eric Scheyer and Mr. Reese are members of the Company’s board of directors; and Mr. Reese is the Company’s Executive Co-Chairman. Mr. Drapkin has served on the Company’s board of directors since April 2017, while Mr. Scheyer and Mr. Reese have each served on the Company’s board of directors since February 2020.

As noted above, Northern Right Management has been an investor in the Company since at least May 2017 and Long Ball has been an investor in the Company since at least April 2019. The Company believes the fact that Matthew Drapkin, an affiliate of Northern Right Management, Jason Reese, an affiliate of Long Ball, and Eric Scheyer, an affiliate of several entities that purchased Notes in the Offering, have been or recently became members of the Company’s board of directors provides additional support for the proposition that these directors and their respective affiliated entities are long-term investors in the Company and did not purchase the Notes with a view to the distribution of the underlying common stock, especially where the circumstances are such that, as noted above, they may never convert the Notes and obtain any Conversion Shares.

Prior to the Offering, the Relationship Selling Stockholders (as defined below) beneficially owned 18.8% of the common stock, with Northern Right Management, including Mr. Drapkin, beneficially owning 9.7%, Long Ball beneficially owning 9.1% and entities affiliated with Mr. Scheyer beneficially owning 0.0% of the common stock. As used herein “Relationship Selling Stockholders” means collectively, (i) Northern Right Management, (ii) Mr. Drapkin, (iii) Mr. Scheyer and (iv) Long Ball.

Immediately following the Offering, the Relationship Selling Stockholders beneficially owned 31.4% of the common stock, with Northern Right Management, including Mr. Drapkin, beneficially owning 15.4%, Long Ball beneficially owning 15.3% and entities affiliated with Mr. Scheyer beneficially owning 0.7% of the common stock. These percentages reflect beneficial ownership percentages of the common stock as of April 22, 2020, and were calculated in accordance with the rules of the Securities and Exchange Commission relating to beneficial ownership. This methodology does not take into account the fact that the selling stockholders may never convert their Notes, especially if such conversion does not make economic sense, nor does it take into account that the other selling stockholders may convert their Notes into Conversion Shares prior or subsequent to any other selling stockholder. In the event that all Notes were converted, the beneficial ownership of the Relationship Selling Stockholders would decrease. No individual shareholder of the Company beneficially owns more than 16% of the Company’s common stock, the Company has no evidence that any of the selling stockholders are acting in concert with one another with respect to their Shares and, as noted above, it is unclear whether any of the Conversion Shares will ever be issued.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

Additionally, although the Relationship Selling Stockholders may be deemed to be affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. Please see Securities Act Forms C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”).

The selling stockholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the selling stockholders that would control the nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any. These facts support the view that the relationship the selling stockholders have with the Company has been that of a long-term or strategic investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved. As of April 22, 2020, the Company had 25,448,377 shares of common stock outstanding, of which 20,648,629 shares were held by persons other than the selling stockholders. The Company proposes to register 18,473,384 Shares for potential resale held by the selling stockholders, of which a maximum of 13,687,498 Shares would be issuable upon conversion of the Notes and PIK Notes (assuming (i) the initial conversion rate of 288.0018 shares of common stock per $1,000 principal amount of Notes, (ii) the Company elects, upon conversion of the Notes, to deliver common stock, other than cash in lieu of any fractional shares, in settlement of such conversion and (iii) the Company elects to pay all interest on the Notes by issuing additional Notes (collectively, the “Conversion Assumptions”)) and a further 4,785,886 are Previously-Owned Shares. None of the Conversion Shares being registered for resale are currently outstanding nor are they included in the amount of common stock outstanding on April 22, 2020 as reflected in the Registration Statement. Assuming the conversion of all Notes held by the selling stockholders at their maturity and assuming the Conversion Assumptions, the resulting number of Conversion Shares would represent approximately 54% of the outstanding Shares as of the Closing Date. The Previously-Owned Shares represented 19% of the outstanding Shares as of the Closing Date.

The number of shares is only one factor to be considered under C&DI 612.09. Securities Act Forms C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretive positions make clear that a holder of a substantial portion of the public float can effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that any of the selling stockholders are acting as a conduit for the issuer. On the contrary, as noted above, the facts indicate that the selling stockholders are all long-term investors in the Company. Accordingly, the Company believes the circumstances support the view that the selling stockholders can effect a valid secondary offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

As discussed above, no individual shareholder of the Company beneficially owns more than 16% of the Company’s common stock, and the Company has no evidence that any of the selling stockholders are acting in concert with one another with respect to their Shares.

Whether the Selling Stockholders are in the Business of Underwriting Securities. To the knowledge of the Company, none of the selling stockholders (other than an affiliate of Long Ball Partners, LLC) is in the business of underwriting securities. At no time has any selling stockholder (other than an affiliate of Long Ball Partners, LLC) been affiliated with or acted as securities broker-dealers or representatives thereof. Furthermore, as set forth above, each of the selling stockholders represented at the time of purchase of the Notes that it had no agreement or understanding to resell or distribute the Notes. As described in the Registration Statement, an affiliate of Long Ball and Jason Reese is a registered broker dealer. However, the Company has been advised that Previously-Owned Shares and Notes held by Long Ball were acquired for investment purposes and not in connection with any broker-dealer activities of the affiliated registered broker-dealer.

Whether Under all Circumstances It Appears the Selling Stockholders are Acting as a Conduit for the Company. The selling stockholders have no underwriting or similar relationships with the Company and (other than an affiliate of Long Ball Partners, LLC) are not in the business of underwriting securities. Each selling stockholder has represented and warranted that it was acquiring the Notes for its own account and not with a view to or for distributing or reselling the Notes in violation of the Securities Act. There is no evidence to suggest that any of the selling stockholders are acting in concert to effect a coordinated distribution of the Shares.

In addition, the type of security being registered, does not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Notes lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern. The Conversion Price is fixed at $3.4722 per share, subject to customary adjustments.

The Company respectfully submits that, in light of all of the circumstances, the selling stockholders are not acting as underwriters on behalf of, or as a conduit for, the Company and the proposed resale of the Shares by the selling stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 24, 2020

In connection with the above response, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 617-375-3006.

Sincerely,

/s/ Adam M. Kleinman

Adam M. Kleinman
President and Chief Operating Officer